Exhibit 99.1

Reference Form

2015

Itaú Unibanco Holding S.A.

Itaú

Reference Form 2015 Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2015

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2015, 12/31/2014 and 12/31/2013.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	02/07/2017 (originally presented on 05/31/2016)

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Update in items 12.1, 12.5/12.6, 12.7/12.8, 12.13, 15.8, 17.5 and 19.2	06/14/2016
V3	Update in item 12.13	06/16/2016
V4	Update in items 11.1, 11.2 and 17.5	08/02/2016
V5	Update in item 12.2	08/12/2016
V6	Update in items 12.5, 12.6, 12.7, 12.8 and 12.13	08/23/2016
V7	Update in item 5.1	09/02/2016
V8	Update in items 12.2, 17.1, 17.2, 17.3 and 17.5	09/22/2016
V9	Update in items 15.8, 17.1 and 17.5	09/29/2016
V10	Update in items 10.3, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3	10/10/2016
V11	Update in items 10.3 and 15.7	10/19/2016
V12	Update in items 15.1, 15.2, 15.3, 15.4, 15.8 and 19.2	11/01/2016
V13	Update in items 12.7, 12.8, 12.13, 20.1 and 20.2	12/05/2016
V14	Update in items 12.1d, 12.5/12.6, 12.7/12.8 and 12.13	12/20/2016
V15	Update in items 12.7, 12.8 and 12.13	12/29/2016
V16	Update in items 10.3 b, 12.5/6, 12.7/8 and 12.13.	01/19/2017
V17	Update in item 11.	02/07/2017

ITEM 11 - PROJECTIONS

11.1. The projections should identify:

Information provided in this item on perspectives for the businesses, projections and operational and financial goals are solely forecasts, based on management’s current expectations in relation to the future of the Bank. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. For this reason, these expectations are subject to change. For this reason, these expectations are subject to change.

This item contains information which is, or could be, construed as prospective information that is based largely onour current expectations and projections with respect to the future occurrences and financial tendencies that impact our activities.

In view of these risks and uncertainties, the information, circumstances, the prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this prospective information.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

a) the subject matter of the projection

a.1) Accumulated Variation in the period of 12 months:

•	Total Loan Portfolio which includes endorsements, sureties and private securities
•	Financial Margin with Clients (ex-impairment)
•	Service Fees and Result from Insurance Operations
•	Non-Interest Expenses

a.2) Accumulated Value in the period of 12 months:

•	Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses and impairment

b) projected period and the period for which the projection is valid

•	Projected Period: fiscal year 2017
•	Validity of the projections: the current year or until Management announces to the contrary.

c) assumptions of the projection indicating which ones may be influenced by the issuer´s managementand those which are beyond its control

c.1) Assumptions within the control of Management for fiscal year 2017

The expectations announced to the market are based are the assumption of alignment with the budgetary projections of the bank for 2017. The budgets for results and the credit operations balance and equity account balances are evaluated to ensure this alignment. The announced intervals are defined in accordance with the expectations of the bank’s management. It is worth pointing out that periodical analyzes are undertaken to verify the adherence between the announced expectations and possible revisions or internal projections of result which eventually may be realized during the year in the light of changes in macroeconomic perspectives and the competitive or regulatory environment. Based on this, it is possible to evaluate the need for eventual changes in public expectations. Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation as of 1Q16. These expectations do not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2017

This information is subject to risks, uncertainties and suppositions that include among other risks:

• General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;

• General economic and political conditions abroad and in particular in the countries where we operate;

• Government regulations and tax laws and respective amendments in the countries we operate;

• Disruptions and volatility in the global financial markets;

• Increases in compulsory deposits and reserve requirements in the countries we operate;

• Regulation and liquidation of our business on a consolidated basis;

• Failure or hacking of our security and operational infrastructure or systems;

• Strengthening of the competition and industry consolidation in the countries we operate;

• Changes in our loan portfolio and changes in the value of our securities and derivatives;

• Losses associated with counterparty exposure;

• Our exposure to the Brazilian public debt;

• Incorrect pricing methodologies for insurance, pension plan and capitalization products and inadequate reserves;

• The effectiveness of our risk management policy;

• Damages to our reputation;

• Difficulties during the integration of acquired or merged businesses; and

• Other risk factors listed in the section 4 of this Reference Form.

a) the amounts of the indicators that are the subject matter of the projection

Projections for fiscal year 2017 (*)

	Consolidated [1]	Brazil [1,2]

Total Credit Portfolio [3]	From 0.0% to 4.0%	From -2.0% to 2.0%

Financial Margin with Clients (ex-Impairment)	From -4.0% to -0.5%	From -5.0% to -1.5%

Result from Loan Losses and Impairment [4]	Between R$ 14.5 bn and R$ 17.0 bn	Between R$ 12.5 bn and R$ 15.0 bn

Commissions and Fees and Result from Insurance Operations [5]	From 0.5% to 4.5%	From 0.0% to 4.0%

Non-Interest Expenses	From 1.5% to 4.5%	From 3.0% to 6.0%

(*)Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation as of 1Q16.

[1]	Considers USD 3.50 at Dec-17;
[2]	Includes units abroad ex-Latin America;
[3]	Includes endorsements, sureties and private securities;
[4]	Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment;
[5]	Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

11.2. Should the issuer have disclosed for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form

Not applicable.

b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

Projections for fiscal year 2016 (*)

	Consolidated			Brazil [1]
	Previous	Revised		Previous	Revised
Total credit Portfolio[2]	From -10.5% to -5.5%	-11.0%		From -11.0 to -6.0%	-9.8%

Financial Margin w ith Clients	From -2.5% to 0.5%	-2.5%		From -1.0% to 2.0%	-0.2%

Result from Loan Losses[3]	Between R$ 23.0 bn and R$26.0 bn	R$ 22.4	bn	Between R$21.0 bn and R$24.0 bn	R$ 20.2	bn

Commissions and Feeds and Result from Insurance Operations[4]	From 4.0% to 7.0%	4.9%		From 4.5% to 7.5%	5.9%

Non-Interest Expenses	From 2.0% to 5.0%	4.9%		From 2.5% to 5.5%	4.9%

(*) Consolidated forecast w as calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation in 2015 and in the 1Q16.

(1) Includes units abroad ex-Latin America;

(2) Includes endorsements, sureties and private securities;

(3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses;

(4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Reasons for deviations from forecasts

Total Loan Portfolio: The below-expected growth in loan portfolio on a consolidated basis was primarily due to the fact that loan origination levels expected for Latin America portfolio were lower than estimated.

Projections for fiscal year 2015 (*)

	Projections	Realized
Total Credit Portfolio[1]	Growth of 3.0% to 7.0%.	Growth of 4.6% ex- FX Variation of - 2.9%
Managerial Financial Margin[2]	Growth of 14.5% to 17.5%.	Growth of 20.7
Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 15 billion and R$ 18 billion	R$ 18.1 billion
Service Fees and Result from Insurance Operations	Growth of 9.5% to 11.5%.	Growth of 9.9%
Non-Interest Expenses	Growth of 7.0% to 10.0%	Growth of 8,8%

*Expectations do not include the effect of CorpBanca´s transaction.2 Includes endorsements, sureties and private securities.

2.Considers Financial Margin with Clients and Financial Margin with the Market. 3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

Managerial Financial Margin: growth above forecast in the financial margin with the Market due basically to treasury operations. Incorporates the management of mismatches between assets and liabilities (ALM-Asset and Liability Management) and the management of proprietary portfolios.

Expenses for Allowance for Loan Losses Net of Recovery of Loans Written off as Losses: during the course of 2015 provisioning for groups in the large company segment was increased.

Projections for fiscal year 2014 (*)

	Projections	Realized
Total Credit Portfolio	Growth of 10.0% to 13.0%[1]	9.8% ex-FX Variation of 8.0%
Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 13 billion and R$ 15 billion	R$ 13 billion
Service Fees and Result from Insurance Operations[2]	Growth of 12% to 14%	13.8%
Non-Interest Expenses	Growth of 10.5% to 12.5% (between 5.5% and 7.5% , if measured ex-Credicard)	10.1% ex-Credicard 7.0%
Efficiency Ratio	Improvement of 0.5 to 1.75 p.p.	Improvement of 1.90 p.p.

*Expectations do not include the effect of CorpBanca´s transaction.1 On October 13, 2014, we reported that growth in the credit portfolio would be below the threshold of the expected interval (10% - 13%) by approximately 8%.3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

▪	Total Credit Portfolio : The country’s economic growth was lower than we had projected.

c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and when applicable, explain why they were abandoned or replaced

Not applicable.